02021680

SECU[illegible] [illegible]OMMISSION
Washington, D.C. 20549

CM 9/13

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SEC FILE NUMBER
8- 53154

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FV 9/16

SEC MAIL RECEIVED PROCESSING SEP 12 2002 WASH. D.C. 161 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/01/02 (MM/DD/YY) AND ENDING 6/28/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ernst & Young Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 S. Wacker Drive
(No. and Street)

Chicago,	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gery Sadzewicz (312) 879-3794
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — if individual, state last, first, middle name)

60 Broad Street	New York	N.Y.	10004
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 17 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, Gery Sadzewicz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ernst & Young Corporate Finance, LLC, as of June 28, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]

Signature

Compliance Director

Title

Carol J Prebis

Notary Public

OFFICIAL SEAL
CAROL J PREBIS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 11/16/02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

ERNST & YOUNG CORPORATE FINANCE, LLC

June 28, 2002

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
Ernst & Young Corporate Finance, LLC

We have audited the accompanying statement of financial condition of Ernst & Young Corporate Finance, LLC (the "Company") as of June 28, 2002, and the related statements of income, changes in member's capital, and cash flows for the period from June 22, 2001 to June 28, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ernst & Young Corporate Finance, LLC as of June 28, 2002, and the results of its operations and its cash flows for the period from June 22, 2001 to June 28, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 16 and 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
August 26, 2002

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Ernst & Young Corporate Finance, LLC

STATEMENT OF FINANCIAL CONDITION

June 28, 2002

ASSETS

Cash and cash equivalents	$48,921,553
Accounts receivable, net of allowance of $22,491,278 and reserves of $7,451,740	12,988,457
Investment at fair value	1,200,000
Equipment, at cost, less accumulated depreciation of $59,745	432,931
Other assets	835,129
	$64,378,070

LIABILITIES AND MEMBER'S CAPITAL

Accrued variable compensation	$15,521,281
Accounts payable and other accrued expenses	813,856
Retainers received and deferred revenue	7,640,965
Due to Member	5,506,770
Subordinated notes payable	3,100,000
	32,582,872
Commitments and contingencies	
Member's capital	31,795,198
	$64,378,070

The accompanying notes are an integral part of this statement.

Ernst & Young Corporate Finance, LLC

STATEMENT OF INCOME

Period from June 22, 2001 to June 28, 2002

Revenues	
Fee income, net	$75,847,737
Interest	267,703
	76,115,440
Operating expenses	
Employee compensation and benefits	53,147,084
Office and administrative	6,229,335
Occupancy	5,169,052
Practice development	3,369,066
Technology	1,704,442
Library	1,651,856
Regulatory fees	932,678
Professional fees	547,701
Recruiting	515,292
Interest	293,230
Other	2,135,401
	75,695,137
NET INCOME	$ 420,303

The accompanying notes are an integral part of this statement.

Ernst & Young Corporate Finance, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

Period from June 22, 2001 to June 28, 2002

Member's capital, beginning of period	$ 1,097,171
Member's capital contributions	30,277,724
Net income	420,303
Member's capital, end of period	$31,795,198

The accompanying notes are an integral part of this statement.

Ernst & Young Corporate Finance, LLC

STATEMENT OF CASH FLOWS

Period from June 22, 2001 to June 28, 2002

Cash flows from operating activities	
Net income	$ 420,303
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	59,745
Changes in operating assets and liabilities	
(Increase) decrease in operating assets	
Accounts receivable, net of allowance and reserves	(12,988,457)
Other assets	(227,577)
Increase (decrease) in operating liabilities	
Accrued variable compensation	15,521,281
Accounts payable and other accrued expenses	813,856
Retainers received and deferred revenue	7,640,965
Due to Member	5,506,770
Net cash provided by operating activities	16,746,886
Cash flows from investing activities	
Investment, at fair value	(1,200,000)
Acquisition of equipment	(492,676)
Net cash used in investing activities	(1,692,676)
Cash flows from financing activities	
Subordinated notes payable	3,100,000
Capital contributions	30,277,724
Net cash provided by financing activities	33,377,724
NET INCREASE IN CASH AND CASH EQUIVALENTS	48,431,934
Cash and cash equivalents at beginning of period	489,619
Cash and cash equivalents at end of period	$ 48,921,553
Supplemental disclosures of cash flow information:	
Cash paid during the period for	
Interest	$ 149,782
Income taxes	$ 43,582

The accompanying notes are an integral part of this statement.

NOTE A - GENERAL BUSINESS

Ernst & Young Corporate Finance, LLC (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was organized as a limited liability company under the laws of the state of Delaware. As such, its member's liability in the Company's obligations and debts shall be limited to the amount of the member's capital contributions. The Company is wholly owned by Ernst & Young U.S., LLP ("E&Y LLP"), a Delaware limited liability partnership. The Company's year-end is the last Friday in June.

On September 1, 2001, the Company and E&Y Capital Advisors, LLC ("E&Y Capital Advisors"), a wholly-owned subsidiary of E&Y LLP, entered into an Assignment and Assumption Agreement whereby all of the assets of E&Y Capital Advisors were assigned to the Company and the Company assumed all of the liabilities of E&Y Capital Advisors.

The Company provides financial advisory services to institutional customers regarding capital markets, mergers and acquisitions and restructuring advisory services.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Cash and Cash Equivalents*

   Cash and cash equivalents include cash in bank accounts and investments in overnight Federal funds maintained at financial institutions.

   Cash on deposit with banks at June 28, 2002 exceeded federally insured limits.

2. *Accounts Receivable*

   Accounts receivable are comprised of billed invoices and work-in-process which was not yet billed at June 28, 2002. Accounts receivable are recorded net of reserves, which are established on an individual engagement basis, as an allowance for doubtful accounts.

NOTE B (continued)

3. *Investment at Fair Value*

The investment at fair value consists of an investment in a private placement equity security whose value has been estimated in good faith by management.

4. *Equipment*

Equipment, consisting principally of computer and related office equipment, is recorded at cost. Depreciation is computed utilizing the straight-line method over the estimated useful lives of the assets.

5. *Revenue Recognition*

Revenue for certain engagements is generally recognized as earned, on a time and materials basis, as the work is performed. Revenue for other engagements is recognized when services have been performed, or at the agreed-upon intervals and at the amounts agreed upon with the clients.

6. *Retainers Received and Deferred Revenue*

Retainers received consist principally of refundable retainers paid by clients and held by the Company on their behalf. In the event that client invoices are unpaid in whole or in part, such amounts are deemed to have been paid out of the retainer. Upon close of the engagement, any remaining portion thereof is returned to the client.

Deferred revenue consists of clients' prepayment of fees prior to the Company having earned them, as discussed above.

7. *Income Taxes*

The Company is a single member limited liability company. The operations of the Company will be included in the taxable income of the single member and accordingly no provision for Federal income taxes is recorded in the financial statements. Included within the provision for income taxes are certain state and local taxes.

NOTE B (continued)

8. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - INVESTMENT AT FAIR VALUE

In October of 2001, the Company and PPM Holdings, Inc. formed EYCF/PPM Holdings, LLC ("EYCF/PPM"), which invested in Endeavour, LLC ("Endeavour"). The Company's investment in EYCF/PPM totaled $1,200,000, which approximated its fair value as determined by management. Endeavour was established to acquire a diversified portfolio of assets, consisting primarily of debt obligations. PPM America, Inc. ("PPM America") is the portfolio manager of Endeavour, charged with performing certain management, administrative, and advisory functions. Per a subadvisory agreement, the Company is the subadvisor of PPM America, and is charged with providing advice and assistance to the portfolio manager in performing its duties. The Company also provides research, reporting, monitoring, credit analysis, restructuring, and disposition advice and assistance to PPM America. In consideration for the services provided to PPM America, the Company is entitled to receive a portion of the primary and secondary management fees paid by Endeavour to PPM America.

NOTE D - RELATED PARTY TRANSACTIONS

On September 1, 2001, the Company and E&Y LLP entered into a "Services Agreement" (the "Agreement") whereby the Company engaged E&Y LLP to provide certain services on the Company's behalf. Per the Agreement, payment for the services shall be negotiated on an arm's-length basis. In addition to payment for the services, E&Y LLP shall be entitled to reimbursement of its reasonable out-of-pocket expenses incurred in providing the services. The services provided under the agreement include rent and facilities support; technology, employee benefits, information services, accounting, legal counsel, new business development and office support, printing and duplicating, etc. For the period ended June 28, 2002, the total services provided by E&Y LLP to the Company under the Agreement approximated $18,201,000.

The Company periodically services its clients through subcontracting arrangements with E&Y LLP employees. When this occurs, E&Y LLP charges the Company for the time and materials spent by

NOTE D (continued)

E&Y LLP's employees on behalf of clients of the Company. The Company then bills its clients for amounts paid to E&Y LLP. For the period ended June 28, 2002, the total amount of work subcontracted to E&Y LLP totaled $8,460,322.

At June 28, 2002, the balance due to E&Y LLP for services provided per the Agreement was $4,745,695 and the balance due to E&Y LLP for subcontracted work was $761,075, totaling $5,506,770.

NOTE E - SUBORDINATED BORROWINGS

During the period ended June 28, 2002, the Company issued $3,100,000 of nonconforming subordinated notes payable. The subordinated notes were issued to 31 Managing Directors of the Company, $100,000 per Managing Director. The notes are subordinated to claims of all general creditors, and accrue interest at the specified "Citibank" rate, plus 2%, per annum. For the period ended June 28, 2002, interest expense on the subordinated notes totaled $285,716. At June 28, 2002, accrued interest on the subordinated notes totaled $143,448 and is included in "Accounts payable and other accrued expenses" on the statement of financial condition.

Certain Managing Directors have entered into financing arrangements with a financial institution. Ultimate repayment of such borrowings by Managing Directors, if any, is guaranteed by the Company. The Company will not make any repayments on the subordinated borrowings to Managing Directors until the Managing Directors' loan from the financial institution has been repaid.

The Company has not sought regulatory approval to allow it to, nor does it, include these subordinated notes in calculating its net capital.

NOTE F - MEMBER'S CAPITAL

E&Y LLP is the sole member of the Company and, appropriately, all of the Company's profits and losses are allocated to E&Y LLP.

Per the Assignment and Assumption Agreement (the "A&A Agreement") dated September 1, 2001, all of the assets and liabilities of E&Y Capital Advisors were assigned to and assumed by the Company, as discussed in Note A. The net asset value of E&Y Capital Advisors immediately prior to the transfer was $30,277,724. Since E&Y LLP wholly owned E&Y Capital Advisors, the September 1, 2001 transfer of $30,277,724 of E&Y Capital Advisors net assets into the Company constituted an additional capital contribution for said amount by E&Y LLP into the Company.

NOTE G - WORKING CAPITAL FACILITIES

The Company entered into a $10,000,000 Revolving Credit Agreement with a lending institution. Borrowings under this facility would be charged interest at LIBOR plus 1.5% per annum, and would be collateralized with the Company's accounts receivable. During the period ended June 28, 2002, the Company had not borrowed from this facility.

NOTE H - NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. Net capital and aggregate debit items arising from customer transactions change from day to day, but as of June 28, 2002, the Company had net capital of $16,338,681, which exceeded minimum net capital requirements by $16,088,681.

NOTE I - COMMITMENTS AND CONTINGENCIES

1. *Operating Subleases*

As discussed in Note D above, the Company has entered into several operating sublease agreements with E&Y LLP for its office facilities. These subleases expire through the year 2022. The subleases obligate the Company to pay the subtenant's percentage of the base rent, found in E&Y LLP's Master Leases. In addition, the subleases also obligate the Company to pay for a portion of E&Y LLP's operating costs, consisting of maintenance and repairs, taxes, electricity, other utilities, management fees and insurance. Occupancy expense, consisting of base rent and operating costs, for the period ended June 28, 2002 totaled $5,169,052.

Future minimum base rental payments required under subleases for premises are as follows:

Year ending June 28,	
2003	$ 2,241,000
2004	2,171,000
2005	2,056,000
2006	2,059,000
2007	1,461,000
Thereafter	22,817,000
	$32,805,000

NOTE I (continued)

2. *Pledge Agreement*

In connection with the Managing Directors' subordinated notes payable program discussed in Note E, the Company has made a commitment, in the form of a pledge agreement, to certain Managing Directors to provide for cash contributions required in whole or part, depending on the ultimate outcome of certain events. The maximum possible amount payable would be $500,000.

NOTE J - EMPLOYEE BENEFIT PLANS

1. *Managing Director Profit Sharing Plan*

The Company maintains a Managing Director Profit Sharing Plan qualified under Section 401(a) of the Internal Revenue Code covering substantially all Managing Directors of the Company. In order to participate in the plan, an employee must be classified as a Managing Director, must have attained the age of 21 and must have completed one year of service. Contributions made by the Company to the plan for the plan year ended December 31, 2001 totaled $778,600, and are included in "Employee compensation and benefits" on the statement of income. At June 28, 2002, $430,000 is accrued towards the Company's contribution to the plan for the plan year ended December 31, 2002, and is included in "Accounts payable and other accrued expenses" on the statement of financial condition.

2. *Ernst & Young Defined Benefit Retirement Plan*

The Company's employees are eligible to participate in Ernst & Young LLP's defined benefit retirement plan qualified under Section 401(a) of the Internal Revenue Code covering substantially all full-time, salaried employees of the Company. For the period ended June 28, 2002, the defined benefit retirement plan expense totaled $125,000, and is included in "Employee compensation and benefits" on the statement of income. At June 28, 2002, $412,500 is accrued towards the Company's funding of the defined benefit retirement plan, and is included in "Due to Member" on the statement of financial condition.

NOTE J (continued)

3. *Payment to Member*

Per the Company's operating agreement, it is required to make an annual payment to E&Y LLP, which reflects a cost-sharing expenditure relating to various employee benefit arrangements. The payment is required to be in an amount equal to $25,000 (subject to annual adjustment) multiplied by the average number of Managing Directors employed by the Company during the same period. For the period ended June 28, 2002, this employee benefit expense totaled $1,020,833, and is included in "Employee compensation and benefits" on the statement of income. At June 28, 2002, the balance due to E&Y LLP for this employee benefit expense totaled $408,333, and is included in "Due to Member" on the statement of financial condition.

4. *401(k) Plan*

The Company's employees are eligible to participate in E&Y LLP's 401(k) plan. The E&Y LLP 401(k) plan is a defined contribution plan, subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants are fully vested in their contributions and the firm-directed contributions immediately. For the period ended June 28, 2002, the Company's matching contributions totaled $185,874, and are included in "Employee compensation and benefits" on the statement of income. At June 28, 2002, the 401(k) plan payable totaled $132,415, and is included in "Due to Member" on the statement of financial condition.

SUPPLEMENTARY INFORMATION

Ernst & Young Corporate Finance, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 28, 2002

Net capital	
Member's capital	$ 31,795,198
Deductions and/or charges:	
Nonallowable assets	
Accounts receivable, net of allowance and reserves	12,988,457
Investment at fair value	1,200,000
Equipment, at cost, less accumulated depreciation	432,931
Other assets	835,129
	15,456,517
Net capital	16,338,681
Minimum net capital requirement - the greater of 2% of aggregate debit items arising from customer transactions of $ -0- or $250,000	250,000
Excess net capital	$16,088,681
Net capital in excess of 5% of combined aggregate debit items or $120,000	$16,218,681

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as amended.

Ernst & Young Corporate Finance, LLC

STATEMENT REGARDING RULE 15c3-3

June 28, 2002

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com